Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges and Preferred Share Dividends

(in thousands)

	2013	2014	2015	2016	Three Months Ended March 31, 2017
Computation of earnings:
Loss before income taxes	$(637)	$(5,670)	$(12,524)	$(23,416)	$(7,259)
Fixed charges	18	21	23	34	14
Deficiency of earnings available to cover fixed charges	$(655)	$(5,691)	$(12,547)	$(23,450)	$(7,273)

Computation of fixed charges:
Interest expense	$2	$2	$—	$—	$—
Estimated interest expense portion of rental expense (1)	16	19	23	34	14
Total fixed charges	$18	$21	$23	$34	$14

Ratio of earnings to fixed charges (2)	N/A	N/A	N/A	N/A	N/A

Computation of earnings:
Loss before income taxes	$(637)	$(5,670)	$(12,524)	$(23,416)	$(7,259)
Combined fixed charges and preferred stock dividends	107	69	23	34	14
Deficiency of earnings available to cover fixed charges	$(744)	$(5,739)	$(12,547)	$(23,450)	$(7,273)

Combined fixed charges and preferred stock dividend:
Fixed charges	$18	$21	$23	$34	$14
Preferred stock dividends	89	48	—	—	—
Total combined fixed charges and preferred stock dividend	$107	$69	$23	$34	$14

Ratio of earnings to combined fixed charges and preferred stock dividend (2)	N/A	N/A	N/A	N/A	N/A

(1)           One third of rental expenses is estimated to be the interest component of rental expense.

(2)           Earnings were insufficient to cover total fixed charges and total combined fixed charges and preferred stock dividends.